August 20, 2010

Mr. John Reynolds

Assistant Director, Office of Beverages, Apparel and Health Care Services

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Reynolds:

We are in receipt of your letter dated August 16, 2010 in which you provided comments on Owens & Minor, Inc.’s Form 10-K for the year ended December 31, 2009, Schedule 14A/Proxy Statement for Owens & Minor’s 2010 Annual Meeting of Shareholders and Form 8-K filed on June 10, 2010. Set forth below is each of your comments followed by Owens & Minor’s response.

Form 10-K for the Year Ended December 31, 2009

Item 9A. Controls and Procedures, page 24

1.	In future filings, in addressing the effectiveness of the company’s disclosure controls and procedures, either include the complete definition as set forth in Rule 13a-15e of the Securities Exchange Act or remove the following limitation:

…in timely alerting them to material information relating to the company required to be included in the Company’s periodic SEC filings.

Please confirm that you will comply with this comment in future periodic reports.

Owens & Minor’s Response: Owens & Minor will comply with this comment in future periodic filings.

Mr. John Reynolds

August 20, 2010

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Schedule 14A

Executive Compensation, page 22

2.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Owens & Minor’s Response: Owens & Minor did not include disclosure in Schedule 14A in response to Item 402(s) of Regulation S-K based on its conclusion that any risks arising from the company’s compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the company. We did not include this conclusion in the filing because the language of Item 402(s) does not appear to require affirmative disclosure unless and to the extent a registrant concludes that there is a reasonable likelihood of a material adverse effect. Our conclusion that Owens & Minor’s compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the company was based on a multi-disciplinary review of the company’s policies and practices that included consideration of the various forms and types of compensation offered by the company and an analysis of each compensation program that paid in 2009 or has the potential to pay in 2010 more than $1 million in benefits.

Consistent with its established annual practice, the Compensation & Benefits Committee of the Board of Directors reviewed the design and structure of the company’s executive compensation program, considering the balance between potential risk-taking incentives and risk mitigation factors under the program (several of which are discussed in the company’s Compensation Discussion & Analysis). The Committee’s conclusion that risk is appropriately managed under the executive compensation program was based on, among other things, a mix of budget-based performance goals that balance revenue against profitability and return on assets; established maximum award levels; a balanced mix of equity, non-equity, short-term and long-term compensation; a process for review and approval of awards to avoid windfalls or unintended results; stock ownership requirements; and a recoupment policy.

All other compensation programs were reviewed and discussed by a team of individuals that included representatives from Human Resources, Legal and Senior Management. Results and conclusions were summarized in a written report that was presented to the Compensation & Benefits Committee. In reviewing and analyzing each compensation program, we specifically reviewed the design of the program and whether incentives effectively balanced risk against reward and were structured in a way to promote responsible employee behavior that tied compensation to performance under appropriate timeframes. In reviewing its compensation policies and programs, the company also noted that it does not have individual business units that carry a significant portion of the company’s risk profile, revenue or net income or that vary significantly from the overall risk and reward structure of the company.

Mr. John Reynolds

August 20, 2010

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Owens & Minor intends to follow a similar process each year to review and analyze its compensation policies and practices.

Form 8-K filed June 10, 2010

Exhibits

3.	Please refile Exhibit 4.1 to 8-K filed June 10, 2010 in order to provide signatures. Please see Instruction 1 to Item 601 of Regulation S-K.

Owens & Minor’s Response: Owens & Minor re-filed the requested exhibit on August 20, 2010.

Owens & Minor understands that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require further information, please feel free to contact Beth Moore at (770) 475-9923 or Grace R. den Hartog at (804) 723-7945.

Sincerely,

/s/ Craig R. Smith

Craig R. Smith President & Chief Executive Officer